UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SELWAY CAPITAL ACQUISITION CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81661A404

(CUSIP Number)

Mitchell S. Nussbaum, Esq.

Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81661A404

1.	Names of Reporting Person: Gary Sekulski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	1,796,000 (1)(2)

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	1,796,000 (1)(2)

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,796,000 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.6%

14.	Type of Reporting Person (See Instructions): IN

(1) Consists of: (i) 1,380,000 shares held directly; and (ii) 416,000 shares owned by the Gary Sekulski 2013 Grantor Trust, which Mr. Sekulski controls.

(2) The voting of the common stock is subject to the Voting Agreement described below.

(3) Based on 10,208,459 shares of common stock outstanding on April 15, 2013, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on April 16, 2013.

CUSIP No. 81661A404

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.0001 per share, of Selway Capital Acquisition Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 66 Ford Road, Suite 230, Denville, NJ 07834.

ITEM 5. ITEM 2. IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D is being filed by Gary Sekulski.

(b)	Residence or Business Address:

The business address of Mr. Sekulski is c/o Selway Capital Acquisition Corporation; 66 Ford Road, Suite 230, Denville, NJ 07834.

(c)	Present Principal Occupation or Employment:

Mr. Sekulski has been the Chairman, President and Chief Executive Officer of the Issuer since April 10, 2013 and has been Chairman, President and Chief Executive Officer of the Issuer’s wholly owned subsidiary, Healthcare Corporation of America (“HCCA”), since 2008.

(d)	Criminal Convictions:

During the last five years, Mr. Sekulski has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Mr. Sekulski has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Sekulski is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 25, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Agreement”) with Selway Merger Sub, Inc., a New Jersey corporation and wholly owned subsidiary of Selway (“Merger Sub”), HCCA, Prescription Corporation of America, a wholly owned subsidiary of HCCA, Mr. Sekulski, as the representative of the stockholders of HCCA, and Edmundo Gonzalez, as the Issuer’s representative, pursuant to which Merger Sub was to merge with and into HCCA, resulting in HCCA becoming a wholly owned subsidiary of the Issuer (the “Merger”). On April 10, 2013 (the “Closing Date”), the Merger and other transactions contemplated by the Agreement closed.

CUSIP No. 81661A404

Pursuant to the Agreement, Mr. Sekulski and the Gary Sekulski 2013 Grantor Trust, as shareholders of pre-merger HCCA, received as partial consideration for their shares in HCCA: (i) an aggregate of 1,196,000 shares of common stock; (ii) the right to receive up to 266,000 shares of common stock issuable upon the combined company achieving certain consolidated gross revenue thresholds; and (iii) the right to receive a pro rata amount of the proceeds from the exercise of certain warrants being issued to the Issuer’s founders. Of the securities received on the Closing Date, an aggregate of 119,600 shares and notes with an aggregate face value of approximately $172,500 have been placed in escrow for a period of 12 months following the Merger to cover certain indemnification provisions of the Agreement.

In connection with the Merger, Mr. Sekulski, as a member of HCCA management, also received an aggregate of 600,000 shares that are subject to a share escrow agreement dated April 10, 2013, pursuant to which 250,000 shares will be held in escrow until September 30, 2013, 250,000 shares will be held in escrow until June 30, 2014, and 100,000 shares will be held in escrow until June 30, 2015. If, prior to June 30, 2015, the Issuer consolidates or merges with or into, or transfers or leases all or substantially all its assets to, any person at a valuation of at least $15.00 per share of Issuer common stock on a fully diluted basis, then the escrowed shares will automatically vest immediately before, and subject to, the consummation of such transaction.

ITEM 4. PURPOSE OF TRANSACTION

Prior to the Merger, the Issuer was an innovated public acquisition company, a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more operating businesses. As a result of the Merger, the Issuer acquired and operates its business through HCCA, a Pharmacy Benefit Manager and mail order pharmacy service company based in Denville, New Jersey. The shares of Issuer common stock beneficially owned by Mr. Sekulski were issued in exchange for the shares that he and the Gary Sekulski 2013 Grantor Trust owned in HCCA.

Other than pursuant to the transactions described above and Mr. Sekulski’s activities as an officer and director of the Issuer, Mr. Sekulski does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of April 15, 2013, Mr. Sekulski beneficially owned 1,796,000 shares of common stock, comprised of: (i) 1,380,000 shares held directly; and (ii) 416,000 shares owned by the Gary Sekulski 2013 Grantor Trust, which Mr. Sekulski controls. Such shares, in the aggregate, represented 17.6% of the total issued and outstanding shares of common stock. The percentage reported herein is calculated based on 10,208,459 shares of common stock outstanding on April 15, 2013, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on April 16, 2013.

CUSIP No. 81661A404

(b)	Power to Vote and Dispose of the Issuer Shares:

Subject to the disclosure regarding the shares to be held in escrow in Item 3 of this Schedule 13D and the terms of the voting agreement described below, Mr. Sekulski has sole voting and dispositive power with respect to the 1,796,000 shares of common stock reported on this Schedule 13D.

In connection with the closing of the Merger, on April 10, 2013, Mr. Sekulski entered into a voting agreement, pursuant to which, for a two year period following the Merger, Mr. Sekulski will vote all shares then-owned in favor of those persons nominated to the Issuer’s board of directors by: (i) Mr. Sekulski, the representative of the stockholders of HCCA before the Merger, who will designate three persons, (ii) Edmundo Gonzalez, the Issuer’s representative, who will designate one person; and (iii) such board designees, who will unanimously designate three persons.

(c)	Transactions Effected During the Past 60 Days:

Mr. Sekulski has not effected any transactions in the Issuer’s common stock during the past 60 days, other than as described in this Schedule 13D.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 5 of this Schedule 13D, Mr. Sekulski is not subject to any contracts, arrangements, understandings or relationships (legal or otherwise) that are currently in effect with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger, dated January 25, 2013, by and among Selway Capital Acquisition Corporation, Selway Merger Sub, Inc., Healthcare Corporation of America, Prescription Corporation of America, Gary Sekulski, and Edmundo Gonzalez.*

2. Voting Agreement, dated April 10, 2013, by and among Selway Capital Acquisition Corporation and certain shareholders.**

CUSIP No. 81661A404

3. Closing Payment Escrow Agreement, dated April 10, 2013, by and among Selway Capital Acquisition Corporation, Selway Merger Sub, Inc., Healthcare Corporation of America, Gary Sekulski, Edmundo Gonzalez, and American Stock Transfer & Trust Company LLC, as escrow agent.**

4. Management Share Escrow Agreement, dated April 10, 2013, by and among Selway Capital Acquisition Corporation, Healthcare Corporation of America, certain key personnel signatories thereto, and American Stock Transfer & Trust Company LLC, as escrow agent.**

5. * Incorporated by reference to the exhibit filed with the Issuer’s Current Report on Form 8-K filed with the SEC on January 31, 2013.

6. ** Incorporated by reference to exhibits filed with the Issuer’s Current Report on Form 8-K filed with the SEC on April 16, 2013.

CUSIP No. 81661A404

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2013

/s/ Gary Sekulski__________________________ Gary Sekulski

Page 7 of 7